SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ASTERIAS BIOTHERAPEUTICS, INC.
(Name of Issuer)

Series A Common Stock, par value $0.0001 per share	04624N 10 7
(Title of class of securities)	(CUSIP number)

Kaye Scholer LLP
Two Palo Alto Square
3000 El Camino Real, Suite 400
Palo Alto, CA 94306
Attention: Diane Holt Frankle
(650) 319-4518
(Name, address and telephone number of person authorized to receive notices and communications)

October 1, 2013
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

(Continued on following page(s))

CUSIP No. 04624N 10 7	13D

1	NAME OF REPORTING PERSON: BioTime, Inc. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 94-3127919
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: California
NUMBER OF SHARES	7	SOLE VOTING POWER:	24,973,340(1)(2)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	24,973,340(1)(2)
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY
	REPORTING PERSON:	24,973,340(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	79.3%(3)(4)
14	TYPE OF REPORTING PERSON:	CO

(1) Consists of (i) 21,823,340 shares of the Series B common stock, par value $0.0001 per share (“Series B Shares”) of Asterias Biotherapeutics, Inc., a Delaware corporation (the “Company”) and (ii) warrants to subscribe for and purchase 3,150,000 Series B Shares at an exercise price of $5.00 per share (“Series B Warrants”)

(2)  Each Series B Share is convertible at any time into one share of Series A common stock, par value $0.0001 per share (“Series A Shares”) of the Company, at the Company’s election by resolution of the Company’s Board of Directors after the Company distributes the BioTime Warrants (as defined in Item 3) to the holders of its Series A Shares.  Each holder of record of Series A Shares or Series B Shares is entitled to one vote for each outstanding Series A Share or Series B Share owned on every matter properly submitted to the shareholders for their vote.  Upon the conversion of the outstanding Series B Shares into Series A Shares, the Series B Warrants will become exercisable for Series A Shares.

(3) Based on the aggregate number of Series B Shares beneficially owned by the Reporting Person (assuming the exercise of the Series B Warrants), which shares are treated as converted into Series A Shares only for purposes of computing the percentage ownership of the Reporting Person.

(4)  Based on 6,537,779 Series A Shares outstanding as of October 1, 2013, as reported by the Company, plus the number of Series B Shares beneficially owned by the Reporting Person (assuming the exercise of the Series B Warrants), which are treated as converted into Series A Shares only for the purpose of computing the percentage ownership of the Reporting Person. Does not include 2,137,700 Series B Shares and 350,000 Series B Warrants held by other persons.
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ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D (this “Schedule 13D”) relates to the Series A Common Stock, par value $0.0001 per share, of Asterias Biotherapeutics, Inc., a Delaware corporation, and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The address of the principal executive offices of the Company is 230 Constitution Drive, Menlo Park, California 94025.

ITEM 2.	IDENTITY AND BACKGROUND

(a)            This Schedule 13D is being filed on behalf of BioTime, Inc., a California corporation (the “Reporting Person”).

(b)            The address of the principal office of the Reporting Person is BioTime, Inc., 1301 Harbor Bay Parkway, Suite 100, Alameda, California 94502.

(c)            The Reporting Person is a biotechnology company focused on the emerging field of regenerative medicine.

(d)            The Reporting Person has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            The Reporting Person has not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            The Reporting Person is organized under the laws of the state of California.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Pursuant to the terms of an Asset Contribution Agreement (the “ACA”), dated January 4, 2013, by and among the Reporting Person, the Company and Geron Corporation (“Geron”), on October 1, 2013, the Company issued 21,773,340 shares of Series B common stock (“Series B Shares”) and warrants to purchase 3,150,000 Series B Shares (“Series B Warrants”) to the Reporting Person in exchange for:

•	8,902,077 BioTime common shares, valued for purposes of the ACA at $30,000,000 based upon the aggregate volume weighted-average per share closing price of our common shares as listed on the NYSE MKT for the twenty (20) consecutive trading days immediately preceding January 4, 2013;

•	warrants to subscribe for and purchase 8,000,000 additional BioTime common shares (the “BioTime Warrants”) exercisable for a period of five years at an exercise price of $5.00 per share, subject to pro rata adjustment for certain stock splits, reverse stock splits, stock dividends, recapitalizations and other transactions;

•	forgiveness of a loan in the amount of $5,000,000;

•	10% of the issued and outstanding shares of common stock of the Reporting Person’s subsidiary OrthoCyte Corporation as of the date of the Asset Contribution Agreement;

•	6% of the issued and outstanding ordinary shares of the Reporting Person’s subsidiary Cell Cure Neurosciences, Ltd. as of the date of the ACA; and

•	a quantity of certain human embryonic stem cell lines produced under “good manufacturing practices,” a non-exclusive, world-wide, royalty-free license to use those stem cell lines and certain patents pertaining to stem cell differentiation technology for any and all purposes.

The Series B Shares may be converted into Series A Shares, at the Company’s election, at any time by resolution of the Company’s Board of Directors after the Company distributes the BioTime Warrants to the holders of its Series A Shares.  Each Series B Share is convertible into one Series A Share.  Each holder of record of Series A Shares or Series B Shares is entitled to one vote for each outstanding Series A Share or Series B Share owned on every matter properly submitted to the shareholders for their vote.  Upon the conversion of the outstanding Series B Shares into Series A Shares, the Series B Warrants will become exercisable for Series A Shares.
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ITEM 4.	PURPOSE OF TRANSACTION

The Company is a subsidiary of the Reporting Person, formed in contemplation of the ACA transactions.  The purpose of the ACA was for the Company to acquire a significant portfolio of patents and patent applications, cell lines, human embryonic stem cell technology and know-how, and other assets related to potential therapeutic products in various stages of development from Geron.

Subject to applicable law, Geron is obligated under the ACA to distribute as promptly as practicable the Series A Shares that Geron received under the ACA to Geron’s stockholders, on a pro rata basis, other than with respect to fractional shares and with respect to stockholders residing in certain to-be-determined excluded jurisdictions, who will instead receive cash on a pro rata basis.  The Company is obligated to distribute the BioTime Warrants to the holders of its Series A Shares on a pro rata basis as soon as practicable following Geron’s distribution of the Company’s Series A Shares to Geron’s stockholders.

The Reporting Person does not have any plans or proposals that relate to or would result in:  (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

However, the Reporting Person is the controlling shareholder of the Company, and four of the five members of the Board of Directors of the Company are members of the Reporting Person’s Board of Directors.  The Reporting Person may, through its control of the Company as a shareholder or through the action of its directors who serve on the Board of Directors of the Company, from time to time cause the Company to engage in any or all of the kinds of transactions described in the immediately preceding paragraph.  Without limiting the generality of the immediately preceding sentence, the Reporting Person, directly or through the action of its directors who also serve on the Board of Directors of the Company, may (1) cause the Reporting Person to expand the size of its Board of Directors and to appoint additional directors, and (2) in the event of the death or resignation or removal of a director of the Company, appoint a replacement director.  Any such newly appointed directors may be officers, directors, or affiliates of the Reporting Person or may be “independent” directors (under Section 8.03(A) of the NYSE MKT Company Guide or the rules of any other national securities exchange) with respect to the Reporting Person and/or the Company.  The Reporting Person may also, from time to time, through its control of the of the Company, cause the Company to (i) offer and sell additional securities in order to raise capital for the Company’s operations or to acquire one or more businesses or assets for use in the Company’s business, and (2) if and when opportunities present themselves, cause the Company to enter into one or more merger agreements or other agreements to acquire other business or assets, or merger or consolidation agreements in which the Company is not the surviving corporation.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) As of the date of this Schedule 13D, the Reporting Person beneficially owns 21,823,340 Series B Shares and 3,150,000 Series B Warrants.  Based on a total of 6,537,779 Series A Shares outstanding as of October 1, 2013, as reported by the Company to the Reporting Person, plus the number of Series B Shares owned by the Reporting Person and that could be acquired by the Reporting Person through the exercise of the Series B Warrants (and not including for this purpose 2,137,700 Series B Shares and 350,000 Series B Warrants held by other persons), the Reporting Person beneficially owns 79.3% of the outstanding Series A Shares.

The Series B Warrants held by the Reporting Person have an exercise price of $5.00 per share and a term of three years. The exercise price per share and number of shares that may be purchased upon the exercise of the warrants held by the Reporting Person are subject to adjustment in the event of any  stock split, reverse stock split, stock dividend, reclassification of shares and certain other transactions pertaining to the Company’s common stock.

(b) As of the date of this Schedule 13D, the Reporting Person has sole power to vote or to director the vote and sold power to dispose or direct the disposition the Series A Shares it beneficially owns.
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(c) As described in Item 3 above, pursuant to the terms of the ACA, on October 1, 2013, the Reporting Person contributed certain assets to the Company in exchange for 21,773,340 Series B Shares and 3,150,000 Series B Warrants.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Series B Shares or Series A Shares beneficially owned by the Reporting Person.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Under the ACA, subject to applicable law, Geron is obligated to distribute as promptly as practicable the Series A Shares that Geron received under the ACA to Geron’s stockholders, on a pro rata basis, other than with respect to fractional shares and with respect to stockholders residing in certain to-be-determined excluded jurisdictions, who will instead receive cash on a pro rata basis.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A:	Asset Contribution Agreement, dated January 4, 2013, by and among BioTime, Inc., BioTime Acquisition Corporation, and Geron Corporation (incorporated by reference to Exhibit 2.1 to BioTime’s Current Report on Form 8-K filed January 8, 2013).

EXHIBIT B:	Warrant Agreement, dated as of October 1, 2013, by Asterias Biotherapeutics, Inc. for the benefit of BioTime, Inc. (incorporated by reference to Exhibit 4.1 to the Company’s Report on Form 8-K filed on October 1, 2013).

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SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information contained in this statement is true, complete and correct.

Dated: October 8, 2013	BIOTIME, INC.
a California corporation

	By:	/s/ Robert W. Peabody
Name: Robert W. Peabody
Title: Sr. Vice President, Chief Operating Officer and Chief Financial Officer

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